UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Effective as of December 5, 2025, Mr. David Raviv departed Maris-Tech Ltd. (the “Registrant”) as Vice President of Marketing and Business Development. The Registrant and Mr. Raviv are currently contesting the circumstances surrounding Mr. Raviv’s departure before an Israeli employment committee. The Registrant does not expect the resolution of this matter to have a material adverse effect on its business, financial condition or results of operations.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: February 3, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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